SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 1, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 1, 2019.

Buenos Aires, February 1st 2019

To:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Prisma Medios de Pago S.A. Transfer of Shares

I write to you as Head of Market Relations of Banco Macro S.A. (hereinafter referred to as the “Bank”), in connection with the relevant events published in the Financial Information Highway (“AIF” for is acronym in Spanish language) on January 22nd and 23rd 2019 (ID No. 3-2428836-D and 4-2429283-D), in order to inform that on the date hereof we completed the transfer of 1,933,051 book-entry common shares of par value AR $1 each and entitled to one vote per share owned by the Bank in Prisma Medios de Pago S.A. to AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity), representing 51% of the Bank’s capital stock in such company (“Closing”).

I further inform that under the offer for the purchase of the above mentioned shares submitted by AI ZENITH (Netherlands) B.V. (“Buyer”), and accepted by the Bank (“Offer”), the estimated total purchase price adjusted to the Closing date is USD 64,542,090.76 (sixty four million five hundred forty two thousand ninety US Dollars and seventy-six cents), out of which the Bank received on the date hereof USD 38,311,313.81 (thirty eight million three hundred eleven thousand three hundred thirteen US Dollars and eighty-one cents) and the payment of the balance, i.e. the amount of USD 26,230,776.95 (twenty six million two hundred thirty thousand seven hundred seventy six US Dollars and ninety-five cents) shall be deferred during the next 5 (five) years (“Price Balance”). The Price Balance shall be paid as follows: (i) 30% of such amount in Pesos adjusted by CER (UVA) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate.

The final price of the shares shall be determined in accordance with the mechanisms provided for in the Offer within a maximum term of 60 days from Closing, provided Buyer raises no objections thereto.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 1, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer